Exhibit 99.1

Jumei Announces Share Repurchase Plan

May 28, 2019 at 6:00 AM EDT

BEIJING, May 28, 2019 (GLOBE NEWSWIRE) -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), a fashion and lifestyle solutions provider in China, today announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$100 million of its shares over the next 12 months. The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Jumei's board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing funds.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei's ecosystem as it seeks to benefit from China's transition into the new retail era.

For investor and media inquiries, please contact:

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com